UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60682/ September 17, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13573

In the Matter of	:	ORDER MAKING FINDINGS AND RE-
	:	VOKING REGISTRATIONS BY DEFAULT
TOPS APPLIANCE CITY, INC.,	:	AS TO TOPS APPLIANCE CITY, INC.,
TOWER GLOBAL VENTURES CORP.	:	TOWER GLOBAL VENTURES CORP.
(N/K/A COFFEEHOUSE.COM, INC.),	:	(N/K/A COFFEEHOUSE.COM, INC.),
TRANSACT INTERNATIONAL, INC.,	:	TRANSACT INTERNATIONAL, INC.,
TRANSDERM LABORATORIES CORP.,	:	TRIZAK CORP., and TROPIC AIR CARGO,
TRIZAK CORP., and	:	INC.
TROPIC AIR CARGO, INC.	:	

        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act)
on August 10, 2009. On September 9, 2009, the Commission issued an Order Making Findings and
Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of
1934 as to Transderm Laboratories Corp. Tops Appliance City, Inc., Exchange Act Release No.
60636.

        Each Respondent was served with the OIP by August 13, 2009. See 17 C.F.R. §
201.141(a)(2)(ii). None of the Respondents filed an Answer to the OIP due within ten days of the
date of service. See 17 C.F.R. § 201.220; OIP at 3.

        I find that Respondents Tops Appliance City, Inc. (Tops Appliance), Tower Global Ventures
Corp. (n/k/a Coffeehouse.com, Inc.) (Tower Global), Transact International, Inc. (Transact
International), Trizak Corp. (Trizak), and Tropic Air Cargo, Inc. (Tropic Air), are in default because
they did not file an Answer, they did not participate in the telephonic prehearing conference on
September 16, 2009, and they did not otherwise defend the proceeding. See 17 C.F.R. §§
201.155(a), .220(f), .221(f). On these facts, I find the allegations in the OIP to be true. See 17
C.F.R. § 201.155(a).

        Tops Appliance, Central Index Key (CIK) No. 888470, is an inactive New Jersey
corporation located in Edison, New Jersey, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g). Tops Appliance is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the

period ended September 28, 1999, which reported a net loss of over $5.7 million for the prior nine months. On February 2, 2000, the Tops Appliance filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey. On April 17, 2000, the case was converted to Chapter 7 and is still pending. As of August 5, 2009, Tops Appliance's stock, symbol TAPLQ, was traded on the over-the-counter markets.

Tower Global, CIK No. 1103580, is an inactive Delaware corporation located in New Britain, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tower Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001.

Transact International, CIK No. 102701, is a Connecticut corporation located in Darien, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Transact International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended April 30, 1999, which reported a net loss of $505,929 for the prior twelve months. As of August 5, 2009, Transact International's stock, symbol TRAH, was traded on the over-the-counter markets.

Trizak, CIK No. 16760, is a revoked Georgia corporation located in Delray Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trizak is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1994. As of August 5, 2009, Trizak's stock, symbol TIZK, was no longer publicly quoted or traded.

Tropic Air, CIK No. 791027, is a void Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tropic Air is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of over $1 million for the prior nine months. As of August 5, 2009, Tropic Air's stock, symbol TRPC, was traded on the over-the-counter markets.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Prior to rule changes that became effective on February 4, 2008, Rule 13a-1 of the Exchange Act required issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 of the Exchange Act required issuers to file quarterly reports on Forms 10-Q or 10-QSB.

Respondents Tops Appliance, Tower Global, Transact International, Trizak, and Tropic Air, have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 because they have failed to make required periodic filings.

Section 12(j) of the Exchange Act authorizes the Commission, when it is necessary or appropriate for the protection of investors, to revoke the registration of a security when the issuer has failed to comply with a provision of the Exchange Act. I conclude, on these facts, that revocation of the registration of each class of Respondents' securities is both appropriate and necessary.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Tops Appliance City, Inc., Tower Global Ventures Corp. (n/k/a Coffeehouse.com, Inc.), Transact International, Inc., Trizak Corp., and Tropic Air Cargo, Inc., are hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge